Exhibit 99.1

SPORTRADAR REPORTS STRONG GROWTH AND INCREASED PROFITABILITY AND CASH FLOW

U.S. segment revenue increased 61% year over year; achieved first-time profitability in the third quarter

Rest of World Betting business drove strongest organic growth with high Adjusted EBITDA margin

Company raised guidance for revenue and narrowed Adjusted EBITDA range for full year 2022

ST. GALLEN, Switzerland, November 16, 2022 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), the leading global technology company enabling next generation engagement in sports and provider of business-to-business solutions to the global sports betting industry, today announced financial results for its third quarter ended September 30, 2022.

Third Quarter 2022 Highlights

•

Revenue in the third quarter of 2022 increased 31% to €178.8 million ($175.2 million)[1] compared with the third quarter of 2021. 2022 year-to-date revenue grew 28% compared to the same nine months in 2021.

•	The RoW Betting segment, accounting for 56% of total revenue, grew 28% to €100.9 million ($98.9 million)[1], driven by strong performance from our Managed Betting Services (MBS).

•

U.S. segment revenue grew 61% to €31.6 million ($31.0 million)[1] compared to the third quarter of 2021, driven by strong market growth and positive adoption of in-play betting. The U.S. segment turned profitable for the first time since the Company’s initial public offering and generated a positive Adjusted EBITDA margin of 11%.

•

The Company’s Adjusted EBITDA[2] in the third quarter of 2022 increased 75% to €36.5 million ($35.8 million)[1] compared with the third quarter of 2021 as a result of strong revenue growth even with continuous investments in the Company’s growing business.

•	Adjusted EBITDA margin[2] was 20% in the third quarter of 2022, an increase of 500 bps compared to the quarter for the prior year period and 400 bps higher compared to the second quarter of 2022.

•	Adjusted Free Cash Flow[2] in the third quarter of 2022 increased to €33.9 million, compared to €32.9 million for the prior year period. The resulting Cash Flow Conversion[2] was 93% in the quarter.

•	During the quarter, the Company prepaid €200.0 million of its outstanding debt. As of September 30, 2022, total debt was €236.9 million, and cash and cash equivalents totaled €512.5 million.

•	The Company has raised its guidance for revenue and the lower end of its Adjusted EBITDA[2] range for the full year 2022.

Key Financial Measures	Q3	Q3	Change
In millions, in Euros	2022	2021	%
Revenue	178.8	136.8	31%
Adjusted EBITDA[2]	36.5	20.9	75%
Adjusted EBITDA margin[2]	20%	15%	—
Adjusted Free Cash Flow[2]	33.9	32.9	3%
Cash Flow Conversion[2]	93%	158%	—

[1]	For the convenience of the reader, we have translated Euros amounts at the noon buying rate of the Federal Reserve Bank on September 30, 2022, which was €1.00 to $0.98.
[2]	Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

Carsten Koerl, Chief Executive Officer of Sportradar said: “Our strong performance in the third quarter exceeded our expectations across all key financial metrics. We consistently managed to grow revenue, profitability and cash flows despite adverse market conditions during the first three quarters of 2022. The Company exceeds expectations quarter-in and quarter-out, and as a result of our operational performance – in particular the U.S. and the betting rest-of-world business – as well as our organizational streamlining, we are able to raise our full year guidance for revenue and increase the lower end of our Adjusted EBITDA range.”

“We are proud of the continuous success of our U.S. operations. We managed to generate a U.S. profit for the first time in the third quarter, displaying solid operational leverage in the business model. Underpinning this success is the extension of our long-term partnership with FanDuel. This partnership is a testimony for our strategy, to expand our relationships and become an embedded technology provider for our customers, based on strategic long-term deals with our league partners.”

Ulrich Harmuth, Interim Chief Financial Officer added: “The financial results in the third quarter demonstrated that Sportradar consistently has managed to grow almost three times faster than the underlying betting market and our growing scale has led to margin expansion – as indicated by the U.S. segment turning profitable in the third quarter. As a result of this strong momentum and based on what we can see today, our 2023 preliminary expectations are for revenue to grow in the mid-20’s percent while expanding Adjusted EBITDA margin above 2022 levels.

Segment Information

RoW Betting

•

Segment revenue in the third quarter of 2022 increased by 28% to €100.9 million compared with the third quarter of 2021. This growth was driven primarily by increased sales of our higher value-add offerings including Managed Betting Services (MBS), which increased 84% to €38.2 million, and Live Odds Services, which increased 12% to €27.1 million. MBS growth was attributable to a record annualized turnover[3] of €19.0 billion and the success of our strategy to move existing customers to higher value add products.

•

Segment Adjusted EBITDA[2] in the third quarter of 2022 increased 8% to €48.2 million compared with the third quarter of 2021. Segment Adjusted EBITDA margin[2] decreased to 48% from 57% in the third quarter of 2021 driven by inorganic investments into AI capabilities for our MBS business, expanding our sport rights portfolio, as well as temporary cost savings in sport rights and scouting from the prior year due to the COVID-19 pandemic.

RoW Audiovisual (AV)

•

Segment revenue in the third quarter of 2022 increased by 14% to €33.1 million compared with the third quarter of 2021. Growth was driven by cross-selling audiovisual content to existing data customers and expanding AV portfolio sales with existing AV customers.

•

Segment Adjusted EBITDA[2] in the third quarter of 2022 increased 32% to €12.6 million compared with the third quarter of 2021. Segment Adjusted EBITDA margin[2] increased to 38% from 33% compared with the third quarter of 2021 as a result of AV revenue growth.

United States

•

Segment revenue in the third quarter of 2022 increased by 61% to €31.6 million compared with the third quarter of 2021. This growth was driven by a strong increase of U.S. betting services, driven by cross-selling non-data products to betting operators as well as benefiting from our customers’ growth as a result of a development in the underlying market and new states legalizing betting.

[2]	Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.
[3]	Turnover is the total amount of stakes placed and accepted in betting.

•

Segment Adjusted EBITDA[2] in the third quarter of 2022 was €3.4 million compared with a loss of (€6.6) million in the third quarter of 2021, primarily driven by enhanced operating leverage as a result of the growing scale of our business despite continuous investments in the U.S. segment’s products and content portfolio. Segment Adjusted EBITDA margin[2] improved to 11% from (34%) compared with the third quarter of 2021.

Costs and Expenses

•

Purchased services and licenses in the third quarter of 2022 increased by €18.1 million to €47.5 million compared with the third quarter of 2021, reflecting continuous investments in content creation and processing, higher event coverage and higher scouting costs. Of the total, approximately €13.7 million was expensed sports rights.

•

Personnel expenses in the third quarter of 2022 increased by €16.9 million to €68.3 million, an increase of 33% compared with the third quarter of 2021. Adjusted for inorganic hires, personnel cost grew 27% compared to the third quarter in 2021.

•

Other Operating expenses in the third quarter of 2022 decreased by €4.9 million to €20.3 million, as a result of our efforts to increase the effectiveness of our central services and due to one-time costs resulting from our initial public offering in September 2021.

•

Total sport rights costs in the third quarter of 2022 increased by €5.9 million to €34.6 million compared with the third quarter of 2021, primarily a result of costs associated with new acquired rights in 2022 for the ITF, UEFA and ATP.

Recent Business/Company Highlights

•

Sportradar and FanDuel sign long-term agreement for Official NBA data through the 2030-31 season. Providing FanDuel with a comprehensive portfolio of betting products and entertainment tools, Sportradar remains the preferred data and odds supplier to FanDuel through 2031. Using official NBA data, Sportradar and FanDuel will collaborate to enhance the sports betting experience with new offerings such as certain player tracking data to create props and same game parlays. Additionally, FanDuel will use Sportradar’s proprietary Live Channel Trading (LCT) product.

•

Sportradar reaffirms leadership position in cricket market with partnerships with Australian Premier Cricket competitions. Sportradar announced the renewal of partnership agreements with the top tier club cricket competitions in Tasmania, Queensland, and Western Australia. Currently, Sportradar is partners with every single state and territory cricket governing body in Australia. Extensions with these clubs enable Sportradar to remain the official streaming partner until mid-2025

•

Sportradar and International Golf Federation enter integrity partnership. Sportradar’s Integrity Services (SIS) unit signed a multi-year integrity partnership with the International Golf Federation (IGF). Under the terms of the initial two-year agreement, SIS will provide bet monitoring through its Universal Fraud Detection System (UFDS) for several IGF competitions. Sportradar Integrity Services have detected more than 7,300 suspicious matches during the past 17 years, with over 600 taking place in 2022 alone.

•

Tennis Data Innovations and Sportradar team up to expand official tennis data distribution. The partnership sees the launch of a “new secondary feed,” to enable the provision of betting-related services based on official ATP Tour and ATP Challenger Tour scores to a suite of global bookmakers. Of significance, the partnership sees the ATP change its data framework, allowing bookmakers to have uninterrupted access to official data, as scores to date have been delivered directly from the umpire’s chair.

•

Sportradar continues to evolve its organizational structure to set it up for continued success in achieving its strategic goals around growth, organizational effectiveness and efficiency. The Company is optimizing its organization by appointing global leaders for content creation, product development and commercial excellence - with the U.S. retaining a dedicated go-to-market approach. With this new structure, the Company will become faster in decision-making and execution, and will be more effective and efficient in serving global customers with a growing global product portfolio. The net effect will also be to significantly reduce the number of direct reports to the CEO.

Annual Financial Outlook

Sportradar has updated its outlook for revenue and Adjusted EBITDA for fiscal 2022 as follows:

•

Sportradar has raised its revenue outlook for fiscal 2022 to a range of €718.0 million to €723.0 million ($703.6 million to $708.5 million)[1], from its previous range of €695.0 million to €715.0 million representing prospective growth of 28% to 29% over fiscal 2021.

•

Outlook for Adjusted EBITDA[2] is narrowed to a range of €124.0 million to €127.0 million ($121.5 million to $124.5 million)[1] from the previous range of €123.0 million to €133.0 million, representing 22% to 24% growth versus last year.

•	Adjusted EBITDA margin[2] is expected to be in the range of 17% to 18%.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the third quarter 2022 financial results today, November 16, 2022, at 8:00 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s Investor Relations website for one year after the conclusion of the live event.

About Sportradar

Sportradar is the leading global sports technology company creating immersive experiences for sports fans and bettors. Established in 2001, the company is well-positioned at the intersection of the sports, media and betting industries, providing sports federations, news media, consumer platforms and sports betting operators with a range of solutions to help grow their business. Sportradar employs more than 3,700 full-time employees across 20 countries around the world. It is our commitment to excellent service, quality and reliability that makes us the trusted partner of more than 1,700 customers in over 120 countries and an official partner of the NBA, NHL, MLB, NASCAR, UEFA, FIFA, ICC and ITF. We cover more than 890,000 events annually across 92 sports. With deep industry relationships, Sportradar is not just redefining the sports fan experience; it also safeguards the sports themselves through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

CONTACT

Investor Relations:

Rima Hyder, SVP Head of Investor Relations

Christin Armacost, CFA, Manager Investor Relations

investor.relations@sportradar.com

Media:

Sandra Lee

comms@sportradar.com

[1]	For the convenience of the reader, we have translated Euros amounts at the noon buying rate of the Federal Reserve Bank on September 30, 2022, which was €1.00 to $0.98.
[2]	Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

Non-IFRS Financial Measures and Operating Metrics

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Cash Flow Conversion (together, the “Non-IFRS financial measures”), as well as operating metrics, including Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•

“Adjusted EBITDA” represents profit (loss) for the period adjusted for share based compensation, depreciation and amortization (excluding amortization of sports rights), impairment of intangible assets, other financial assets and equity-accounted investee, loss from loss of control of subsidiary, remeasurement of previously held equity-accounted investee, non-routine litigation costs, professional fees for SOX and ERP implementations, share of profit (loss) of equity-accounted investee (SportTech AG), foreign currency (gains) losses, finance income and finance costs, and income tax (expense) benefit and certain other non-recurring items, as described in the reconciliation below.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Such license fees are presented either under purchased services and licenses or under depreciation and amortization, depending on the accounting treatment of each relevant license. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. Our presentation of Adjusted EBITDA removes this difference in classification by decreasing our EBITDA by our amortization of sports rights. As such, our presentation of Adjusted EBITDA reflects the full costs of our sports right’s licenses. Management believes that, by deducting the full amount of amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

•

“Adjusted Free Cash Flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, acquisition of intangible assets (excluding certain intangible assets required to further support an acquired business) and foreign currency gains (losses) on our cash equivalents. We consider Adjusted Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, of intangible assets and payment of lease liabilities, which can then be used to, among other things, to invest in our business and make strategic acquisitions. A limitation of the utility of Adjusted Free Cash Flow as a measure of liquidity is that it does not represent the total increase or decrease in our cash balance for the year.

•	“Cash Flow Conversion” is the ratio of Adjusted Free Cash Flow to Adjusted EBITDA.

In addition, we define the following operating metric as follows:

•

“Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue, which includes both subscription-based and revenue sharing revenue, from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate. We have referred to this calculation as “Dollar-Based Net Retention Rate” in prior press releases, which is the same calculation we are now using for “Net Retention Rate”.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, its most directly comparable IFRS financial measure, on a forward- looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include but are not limited to foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and expected performance for the full year 2022. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine conflict; the global COVID-19 pandemic and its adverse effects on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation for our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands of Euros – except for per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2022	2021	2022
Revenue	136,765	178,835	408,837	523,900
Purchased services and licenses (excluding depreciation and amortization)	(29,414)	(47,536)	(85,977)	(127,612)
Internally-developed software cost capitalized	3,219	4,349	9,136	13,125
Personnel expenses	(51,332)	(68,278)	(136,777)	(184,974)
Other operating expenses	(25,176)	(20,296)	(60,117)	(60,975)
Depreciation and amortization	(27,182)	(31,760)	(91,271)	(133,332)
Impairment loss on trade receivables, contract assets and other financial assets	(657)	(1,173)	(759)	(1,807)
Remeasurement of previously held equity-accounted investee	—	—	—	7,698
Share of loss of equity-accounted investees	(397)	(1,167)	(1,487)	(1,264)
Foreign currency gains (losses), net	(4,892)	11,003	(3,509)	39,858
Finance income	1,575	1,991	5,099	2,715
Finance costs	(8,498)	(11,312)	(23,837)	(29,446)

Net income (loss) before tax	(5,989)	14,656	19,338	47,886
Income tax expense	(3,047)	(1,906)	(10,724)	(4,112)

Profit (loss) for the period	(9,036)	12,750	8,614	43,774

Other Comprehensive Income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability	18	—	54	1,451
Related deferred tax expense	(4)	—	(9)	(210)

	14	—	45	1,241
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustment attributable to the owners of the company	(1,207)	7,369	(590)	15,172
Foreign currency translation adjustment attributable to non-controlling interests	(85)	27	(183)	31

	(1,292)	7,396	(773)	15,203

Other comprehensive income (loss) for the period, net of tax	(1,278)	7,396	(728)	16,444

Total comprehensive income (loss) for the period	(10,314)	20,146	7,886	60,218

Profit (loss) attributable to:
Owners of the Company	(8,828)	12,500	8,607	43,636
Non-controlling interests	(207)	250	7	138

	(9,035)	12,750	8,614	43,774

Total comprehensive income (loss) attributable to:
Owners of the Company	(10,021)	19,869	8,062	60,049
Non-controlling interests	(293)	277	(176)	169

	(10,314)	20,146	7,886	60,218

Weighted-average of Class A and Class B shares (basic)* as of September 30, 2022				297,126
Weighted-average of Class A and Class B shares (diluted)* as of September 30, 2022				311,406

*	Class B shares are included with a conversion rate of 1/10

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Euros)

	December 31,	September 30,
	2021	2022
Assets
Current assets
Cash and cash equivalents	742,773	512,492
Trade receivables	33,943	53,287
Contract assets	40,617	45,653
Other assets and prepayments	31,161	33,340
Income tax receivables	1,548	1,608

	850,042	646,380

Non-current assets
Property and equipment	35,923	36,733
Intangible assets and goodwill	808,472	884,610
Equity-accounted investees	8,445	36,752
Other financial assets and other non-current assets	41,331	43,384
Deferred tax assets	26,908	32,682

	921,079	1,034,161

Total assets	1,771,121	1,680,541

Current liabilities
Loans and borrowings	6,086	6,269
Trade payables	150,012	209,168
Other liabilities	59,992	44,994
Contract liabilities	22,956	33,786
Income tax liabilities	14,190	19,428

	253,236	313,645

Non-current liabilities
Loans and borrowings	429,264	230,634
Trade payables	320,428	290,326
Other non-current liabilities	7,081	20,207
Deferred tax liabilities	25,478	29,753

	782,251	570,920

Total liabilities	1,035,487	884,565
Ordinary shares	27,297	27,323
Treasury shares	—	(661)
Additional paid-in capital	606,057	581,134
Retained earnings	89,693	149,507
Other reserves	15,776	32,274

Equity attributable to owners of the Company	738,823	789,577

Non-controlling interest	(3,189)	6,399

Total equity	735,634	795,976

Total liabilities and equity	1,771,121	1,680,541

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Euros)

	Nine Months Ended September 30,
	2021	2022
OPERATING ACTIVITIES:
Profit for the period	8,614	43,774
Adjustments to reconcile profit for the year to net cash provided by operating activities:
Income tax expense	10,724	4,112
Interest income	(5,018)	(2,712)
Interest expense	23,797	29,400
Impairment losses on financial assets	425	158
Remeasurement of previously held equity-accounted investee	—	(7,698)
Other financial expenses (income) net	(430)	43
Foreign currency (gains) losses, net	3,509	(39,858)
Amortization of intangible assets	83,713	124,651
Depreciation of property and equipment	7,558	8,681
Equity-settled share-based payments	13,670	20,035
Other	1,713	2,992

Cash flow from operating activities before working capital changes, interest and income taxes	148,275	183,578

Increase in trade receivables, contract assets, other assets and prepayments	(15,710)	(20,144)
Increase in trade and other payables, contract and other liabilities	18,193	13,374

Changes in working capital	2,483	(6,770)

Interest paid	(18,066)	(26,632)
Interest received	—	2,706
Income taxes paid, net	(7,088)	(4,633)

Net cash from operating activities	125,604	148,249

INVESTING ACTIVITIES:
Acquisition of intangible assets	(81,478)	(117,283)
Acquisition of property and equipment	(2,701)	(5,806)
Acquisition of subsidiaries, net of cash acquired	(198,432)	(55,901)
Contribution to equity-accounted investee	—	(27,873)
Collection of loans receivable	294	122
Issuance of loans receivable	(2,116)	—
Collection of deposits	216	31
Payment of deposits	(86)	(160)

Net cash used in investing activities	(284,303)	(206,870)

FINANCING ACTIVITIES:
Payment of lease liabilities	(4,417)	(4,425)
Acquisition of non-controlling interests	—	(28,246)
Transaction costs related to borrowings	—	(1,100)
Principal payments on bank debt	(2,230)	(200,554)
Purchase of treasury shares	—	(661)
Proceeds from issuance of MPP share awards	1,650	—
Change in bank overdrafts	59	98
Proceeds from issue of participation certificates	1,002	—
Proceeds from issuance of new shares	548,157	—
Transaction costs related to issuance of new shares and participation certificates	(1,900)	—

Net cash from (used in) financing activities	542,321	(234,888)

Net increase (decrease) in cash	383,622	(293,509)
Cash and cash equivalents as of January 1	385,542	742,773
Effects of movements in exchange rates	(762)	63,228

Cash and cash equivalents as of September 30	768,402	512,492

The tables below show the information related to each reportable segment for the three- and nine-month periods ended September 30, 2021 and 2022.

	Three Months Ended September 30, 2021
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	78,589	28,974	19,569	127,132	9,633	136,765
Segment Adjusted EBITDA	44,741	9,587	(6,593)	47,735	(2,422)	45,313
Unallocated corporate expenses(1)						(24,436)

Adjusted EBITDA						20,877

Adjusted EBITDA margin	57%	33%	(34%)	38%	(25%)	15%

	Three Months Ended September 30, 2022
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	100,919	33,090	31,556	165,565	13,270	178,835
Segment Adjusted EBITDA	48,215	12,624	3,446	64,285	(3,854)	60,431
Unallocated corporate expenses(1)						(23,947)

Adjusted EBITDA						36,484

Adjusted EBITDA margin	48%	38%	11%	39%	(29%)	20%

	Nine Months Ended September 30, 2021
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	227,111	104,576	48,485	380,172	28,665	408,837
Segment Adjusted EBITDA	131,331	29,370	(15,072)	145,629	(4,112)	141,517
Unallocated corporate expenses(1)						(60,873)

Adjusted EBITDA						80,644

Adjusted EBITDA margin	58%	28%	(31%)	38%	(14%)	20%

	Nine Months Ended September 30, 2022
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	283,169	118,754	86,289	488,212	35,688	523,900
Segment Adjusted EBITDA	136,157	34,611	(8,474)	162,294	(12,467)	149,827
Unallocated corporate expenses(1)						(59,089)

Adjusted EBITDA						90,738

Adjusted EBITDA margin	48%	29%	(10%)	33%	(35%)	17%

(1)	Unallocated corporate expenses primarily consist of salaries and wages for management, legal, human resources, finance, office, technology and other costs not allocated to the segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is profit for the period:

	Three Months Ended September 30,		Nine Months Ended September 30,
in €‘000	2021	2022	2021	2022
Profit (loss) for the period	(9,036)	12,750	8,614	43,774
Share based compensation	5,148	7,348	13,670	20,035
Litigation costs[1]	—	2,975	—	6,146
Professional fees for SOX and ERP implementations	—	946	—	3,485
One-time charitable donation for Ukrainian relief activities	—	—	—	147
Depreciation and amortization	27,182	31,760	91,271	133,332
Amortization of sport rights	(17,444)	(20,668)	(66,307)	(100,793)
Impairment loss (gain) on other financial assets	165	(18)	425	158
Remeasurement of previously held equity-accounted investee	—	—	—	(7,698)
Share of loss of equity-accounted investee [2]	—	1,167	—	1,167
Foreign currency (gains) losses, net	4,892	(11,003)	3,509	(39,858)
Finance income	(1,575)	(1,991)	(5,099)	(2,715)
Finance costs	8,498	11,312	23,837	29,446
Income tax expense	3,047	1,906	10,724	4,112

Adjusted EBITDA	20,877	36,484	80,644	90,738

(1)	Includes legal related costs in connection with a non-routine litigation.
(2)	Includes the related share in the equity-accounted investee of SportTech AG

The following table presents a reconciliation of Adjusted Free Cash Flow to the most directly comparable IFRS financial performance measure, which is net cash from operating activities:

	Three Months Ended September 30,		Nine Months Ended September 30,
in €‘000	2021	2022	2021	2022
Net cash from operating activities	58,148	63,826	125,604	148,249
Acquisition of intangible assets	(23,153)	(46,696)	(81,478)	(117,283)
Acquisition of property and equipment	(661)	(4,241)	(2,701)	(5,806)
Payment of lease liabilities	(1,388)	(1,242)	(4,417)	(4,425)
Foreign currency gains on cash equivalents	—	22,271	—	61,735

Adjusted Free Cash Flow	32,946	33,918	37,008	82,470